ALBERTA COMPLIANCE SERVICES INC.

02028906

April 17, 2002

SUPPL

SEC MAIL PROCESSING RECEIVED APR 30 2002 WASH. D.C. 164 SECTION

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

PROCESSED MAY 1 9 2002 THOMSON FINANCIAL

Dear Sirs:

Re: International Health Partners Inc. (formerly Canadian Dental Partners Inc.)
File No. 82-4868

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the six months ended December 31, 2001
2. BCSC Form 51-901F
3. News Release dated January 22, 2002
4. Qualifying issuer certificate (Form 45-102F)
5. Insider Trading Report for David McQuaig dated Aug 29/01

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate

dw 5/9

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4868

International Health Partners Inc.

Consolidated Balance Sheet
(Unaudited)

	December 31, 2001	June 30, 2001
Assets		
Current assets:		
Redeemable investments (Note 3)	$ 153,120	$ -
Accounts receivable	269,382	188,185
Share subscriptions receivable	30,188	-
Inventory	53,388	30,753
Prepaid expenses and deposits	35,479	77,320
	541,557	296,258
Capital assets	1,033,008	960,806
Intangible assets (Note 5)	8,143	-
Goodwill	373,215	120,978
	$ 1,955,923	**$ 1,378,042**
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 138,182	$ 37,968
Accounts payable and accrued liabilities	486,369	389,242
Share subscriptions payable	195,565	198,013
Deferred revenue	153,120	-
Current portion of long-term debt	63,452	51,940
Current portion of capital lease obligations	109,191	102,110
	1,145,879	779,273
Long-term debt	49,970	65,517
Capital lease obligations	351,530	404,879
Debentures	97,500	17,500
	499,000	487,896
Shareholders' equity:		
Share capital	1,426,456	1,115,495
Deficit	(1,115,412)	(1,004,622)
	311,044	110,873
	$ 1,955,923	**$ 1,378,042**

82-4868

International Health Partners Inc.

Consolidated Statement of Operations and Deficit
Six Months Ended December 31, 2001
(Unaudited)

	2001	2000
Revenue		
Dental revenue	$ 1,544,262	$ 978,366
Medical revenue	583,176	244,032
Dental contract revenue and management fees	241,834	-
	2,369,272	1,222,398
Less: Dental fees	544,000	179,959
Doctor fees	373,640	145,055
Lab fees	189,699	112,654
	1,107,339	437,668
Other income	3,614	6,948
Gross Profit	**1,265,547**	**791,678**
Expenses		
Operating expenses	973,194	797,234
General and administrative	284,197	97,361
Depreciation and amortization	118,946	87,968
	1,376,337	**982,563**
Net loss	(110,790)	(190,885)
Deficit, beginning of the period	(1,004,622)	(495,375)
Deficit, end of the period	**$ (1,115,412)**	**$ (686,260)**
Loss per share, basic	(0.02)	(0.04)

82-4868

International Health Partners Inc.

Consolidated Statement of Operations and Deficit
Three Months Ended December 31, 2001
(Unaudited)

	2001	2000
Revenue		
Dental revenue	$ 759,522	$ 572,057
Medical revenue	302,455	227,270
Dental contract revenue and management fees	128,374	-
	1,190,351	799,327
Less: Dental fees	275,448	118,678
Doctor fees	195,442	145,055
Lab fees	91,284	63,934
	562,174	327,667
Other income	874	6,148
Gross Profit	**629,051**	**477,808**
Expenses		
Operating expenses	492,217	433,189
General and administrative	142,035	49,613
Depreciation and amortization	50,865	41,441
	685,117	**524,243**
Net loss	(56,066)	(46,435)
Deficit, beginning of the period	(1,059,346)	(639,825)
Deficit, end of the period	**$ (1,115,412)**	**$ (686,260)**
Loss per share, basic	(0.01)	(0.01)

82-4868

International Health Partners Inc.

Consolidated Statement of Cash Flows
December 31, 2001
(Unaudited)

	Six Months Ended December 31, 2001	Three Months Ended December 31, 2001
Cash flows from (used in) operating activities:		
Net loss	$ (110,790)	$ (56,066)
Items not involving cash:		
Depreciation and amortization	118,946	50,865
Services settled with issuance of shares	2,500	-
Net change in non-cash working capital relating to operating balances	155,620	218,387
	166,276	213,186
Cash flows from (used in) financing activities:		
Issuance of common shares (net of share issue costs)	308,461	(7,326)
Proceeds from convertible debenture (net of repayments)	80,000	(15,000)
Repayment of long-term debt (net of proceeds)	(4,035)	(24,363)
Repayment of capital lease obligations	(46,268)	(26,650)
	338,158	(73,339)
Cash flows from (used in) investing activities:		
Purchase of capital assets	(163,521)	(7,347)
Purchase of intangible assets	(35,770)	-
Business acquisition costs	(6,561)	(4,061)
Business acquisitions - Goodwill	(245,676)	-
	(451,528)	(11,408)
Increase (decrease) in cash and cash equivalents	52,906	128,439
Cash deficiency (bank indebtedness), beginning of period	(37,968)	(113,501)
Cash and cash equivalents, end of period	**$ 14,938**	**$ 14,938**
Cash and cash equivalents consist of:		
Redeemable investments	$ 153,120	$ 153,120
Bank indebtedness	(138,182)	(138,182)
	$ 14,938	$ 14,938

82-4868

INTERNATIONAL HEALTH PARTNERS INC.

Notes to Financial Statements

For the Six Month Period Ended December 31, 2001

1. General:

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2001, as they do not include all of the disclosure requirements of annual financial statements.

2. Significant accounting policies:

The accounting policies and methods of these financial statements are the same as those used in the annual consolidated financial statements, except goodwill has not been amortized subsequent to June 30, 2001 in accordance with a new accounting requirement.

3. Redeemable investments:

Redeemable investments consist of funds received in advance for the payment of dental contract services. They are presented at the lower of cost or fair market value.

4. Business acquisitions:

(a) DentaCare – Westland (Westland):

The Corporation acquired certain assets of Westland effective July 1, 2001. The transaction was accounted for using the purchase method. The assets acquired include petty cash, accounts receivable, prepaid expenses, inventory, dental equipment, computer equipment and leasehold improvements for a total purchase price of $290,842, including acquisition costs of $44,500.

(b) DentaCare Inc.:

The Corporation acquired certain assets of DentaCare Inc. effective July 1, 2001. The transaction was accounted for using the purchase method. Intangible assets were acquired for a purchase price of $35,770.

As consideration, the Corporation paid cash in the amount of $22,112, issued 775,000 Common Shares at a deemed price of $0.20 per share and issued a convertible debenture in the amount of $105,000. Common Shares were issued subsequent to December 31, 2001 and have been recorded as share subscriptions payable. The corporation also assumed a bank overdraft in the amount of $73,248, accounts payable and accrued liabilities in the amount of $53,811 and a bank loan in the amount of $45,191. The excess of the purchase price of $326,612 over the net assets acquired at assigned values of $80,936 is recorded as goodwill.

82-4868

4. Business acquisitions (continued):

Details of the aggregate consideration given and the fair values of net assets acquired are as follows:

Consideration:

	Westland	DentaCare Inc.	Total
Cash	$ 22,112		$ 22,112
Convertible debenture	69,230	$ 35,770	105,000
Issuance of share capital	155,000		155,000
Acquisition costs	44,500		44,500
TOTAL	$ 290,842	$ 35,770	$ 326,612

Net Assets acquired, at fair value:

	Westland	DentaCare Inc.	Total
Petty Cash	$ 500		$ 500
Accounts receivable	40,214		40,214
Prepaid expense	4,981		4,981
Inventory	21,971		21,971
Dental equipment	38,321		38,321
Leaseholds	101,307		101,307
Computer equipment	10,122		10,122
Intangible assets		$ 35,770	35,770
Goodwill	245,676		245,676
Bank overdraft	(73,248)		(73,248)
Accounts payable $ accrued liabili	(53,811)		(53,811)
Bank Loan	(45,191)		(45,191)
TOTAL	$ 290,842	$ 35,770	$ 326,612

82-4861

5. **Intangible Assets**

Intangible assets purchased July 1, 2001 have been amortized as follows:

Dental contract on a straight-line basis over 3.5 months.

License agreement on a straight-line basis over 42 months

	Cost	Accumulated amortization	Net book value
Dental Contract	$ 26,270	$ 26,270	
License Agreement	9,500	1,357	$ 8,143
	$ 35,770	$ 27,627	$ 8,143

6. **Comparative Information**

Consolidated statements of cash flows for the six month period ended December 31, 2000 and the three month period ended December 31, 2000 have not been presented with these financial statements.

82-4868

FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	________ Schedule A
	X Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER:	International Health Partners Inc.
ISSUER ADDRESS:	201, 501 – 18 Ave SW, Calgary, AB T2S 0C7
ISSUER PHONE:	(403) 264-7664
ISSUER FAX:	(403) 264-7640
CONTACT PERSON:	David McQuaig
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(403) 264-7664
FOR QUARTER ENDED:	December 31, 2001
DATE OF REPORT:	February 28, 2001
CONTACT EMAIL ADDRESS:	info@ihp.ca
WEB SITE ADDRESS:	www.ihp.ca

SEC MAIL PROCESSING RECEIVED APR 30 2002 WASH, D.C. 164 SECTION

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

David McQuaig	"David McQuaig"	February 28, 2002
NAME OF DIRECTOR		DATED
Nathaniel Podilsky	"Nathaniel Podilsky"	February 28, 2002
NAME OF DIRECTOR		DATED

82-4868

Schedule B: Supplementary Information

1. Analysis of expenses

Expenses shown are broken down into three main categories. $973,194 relates to Operating expenses directly incurred in the daily operation of medical and dental clinics, including wages in the amount of $482,717. $284,197 relates to General and administrative expenses incurred by the "Head Office". These expenses consist of expenses incurred by the management team in Calgary and the accounting department in Edmonton that was acquired in July 2001. They include salaries in the amount of $126,900, as well as general office expenses, marketing and staffing administration expenses. Depreciation and amortization of $118,946 relates to facilities and equipment acquired.

2. Related Party Transactions

There were no related party transactions.

3. (a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration

N/A

3. (b) Summary of options granted during the period

Date of Issue	Number	Name of Optionee	Exercise Price	Expiry Date
October 29	168,300	David McQuaig	$0.16	October 29/06
October 29	34,500	N. Podilsky	$0.16	October 29/06
October 29	4,500	Ken Hughes	$0.16	October 29/06
October 29	4,500	Randy Dawson	$0.16	October 29/06
October 29	22,500	Robert Syverson	$0.16	October 29/06
October 29	22,500	Steve Walton	$0.16	October 29/06
October 29	25,800	Sanjay Rajpal	$0.16	October 29/06
October 29	5,000	S. Armstrong	$0.16	October 29/06
October 29	5,000	Rita Loken	$0.16	October 29/06
October 29	2,500	M. McPherson	$0.16	October 29/06
October 29	2,500	J. Collison	$0.16	October 29/06

82-4868

4. (a)(b) Particulars of Authorized Capital and Summary of Shares Issued and Outstanding

Authorized:	Unlimited Common Shares with no par value
Issued:	6,909,774 common shares
Value of common shares:	$1,426,456

4. (c) Summary of Options outstanding as at December 31, 2001

Security	Number	Exercise Price	Expiry Date
Options	267,600	$0.25	October 6, 2004
Options	64,200	$0.36	March 16, 2005
Options	30,000	$0.20	March 30, 2006
Options	297,600	$0.16	October 29, 2006
Warrants	1,324,500	$0.25	May 30, 2003
Warrants	469,000	$0.60	January 27, 2002

4. (d) Shares in Escrow as at December 31, 2001

777,777 common shares are held in escrow.
There are no pooling agreements.

5. List of Directors and Officers as at February 28, 2001

David McQuaig	President, CFO, Director
Randy Dawson	Secretary, Director
Bob Syverson	Director
Ed Belanger	CEO
Steve Walton	Director
Dr. Nathaniel Podilsky	Director

82-4868

Schedule C: Management Discussion

International Health Partners Inc. provides practice management services to medical and dental practitioners, thus allowing hem to focus on quality patient care. The corporation markets and operates dental centres with the brand 310 SMILE and trades under the symbol IHP on the Canadian Venture Exchange.

For the second quarter ending December 31, 2001, the corporation recorded total revenue of $1,190,351 of which $887,896 was derived from dental services, dental contracts & management fee income and $302,455 was derived from medical services income.

Expenses directly relating to the dental and medical services income were $562,174. Operating expenses relating to the dental and medical clinics were $492,217 and depreciation expense was $50,865. General and administrative expenses for the management of the corporation were $142,035.

As at December 31, 2001 the corporation had redeemable investments of $153,120 and corresponding deferred revenue of $153,120. This consists of funds received in advance from the University of Alberta Graduate Students Association for the dental contract.

On November 19, 2001, one director and two other investors subscribed for 700,000 shares at $0.135 per share in a private placement for net proceeds in the amount of $94,500. Each of these shares have a purchase warrant attached exercisable at $0.20 in the first year and $0.30 in the second year.

The corporation intends to continue to acquire dental and medical practices over the ensuing year. Management is currently seeking acquisition capital for several existing opportunities.

In addition, management is continuing with its previous objective of increasing revenue and profitability at the existing clinics.

82-4868

PRESS *Release*

INTERNATIONAL HEALTH PARTNERS INC.

For Immediate Release
Date: January 22, 2002

Trading Symbol: IHP - CDNX
Shares Outstanding: 6,909,774
Press Release #02-01

International Health Partners Inc. Appoints Podilsky to Board and Expands Operations

CALGARY, ALBERTA— International Health Partners Inc. ("IHP" or the "Company") is pleased to announce that Dr. Nathaniel Podilsky has accepted the appointment to IHP's Board of Directors. As well, the Company has moved its operations office to facilitate the Company's expansion into northern Alberta.

IHP President, David McQuaig states, "the recently announced DentaCare acquisition, together with the addition of Dr. Podilsky to our board, is a validation of the merit and potential of our business model. Dr. Podilsky, who has a distinguished and successful history of organizational management and enterprise building, will add depth and valuable expertise to IHP's board and operational management team. The moving of IHP's operations office from Calgary will see Dr. Podilsky play a central role in our expansion into northern Alberta, and will also see the retention of several key employees, formerly of Dr. Podilsky's DentaCare organization. Under this new relationship IHP has already acquired three additional dental contracts in the Edmonton area (see news release December 7, 2001)."

International Health Partners Inc. is a medical and dental "Practice Management Company" ("PMC") in the business of evaluating and consolidating private health practices and clinics. The Company operates a chain of modern health facilities that provide primary medical and dental services that has been expanding in the province of Alberta. By consolidating small private operations into a growing corporate structure the organization realizes increasing economies due to consolidation of non-clinical administration, shared infrastructure, efficient deployment of human resources, as well as bulk discounts for supplies and services. Within this environment the medical/dental professional is able to focus strictly on patient care, while the organization benefits from increasing revenues and improved operating margins.

IHP is currently involved in formal discussions for additional acquisition opportunities.

On Behalf of the Board of Directors of
INTERNATIONAL HEALTH PARTNERS INC.

"Signed"

David McQuaig, President, CFO, and Director

To find out more about International Health Partners Inc. (CDNX: IHP), visit our website at www.ihp.ca

Investor inquiries please call toll-free at 1-877-664-6663 - or visit our Website at www.IHP.ca - or e-mail to Investor@IHP.ca

82-4868

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

International Health Partners Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 27, 2002 of 400,000 units consisting of 400,000 common shares and 400,000 share purchase warrants of International Health Partners Inc. and in respect of a distribution on February 27, 2002 of 40,000 common shares. International Health Partners Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Calgary this 5th day of March, 2002

INTERNATIONAL HEALTH PARTNERS INC.

"signed"

Per: ______________________
David B. McQuaig
President

82-4860

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

International Health Partners Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 05 06 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: McQuaig B20090

GIVEN NAMES: David Brian

NO.: #501 STREET: 501 18th Ave S.W. APT:

CITY: Calgary

PROV.: Alberta POSTAL CODE:

BUSINESS TELEPHONE NUMBER: 403-264-7664

BUSINESS FAX NUMBER: 403-264-7640

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA
☑ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☑ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares	514 000	20 08 01	11	114 500		.175		628,500	D	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95/2/22 HB — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): David B McQuaig

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 29 08 01